Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Liberty PlugIns, Inc.
1482 East Valley Rd, Ste 329
Santa Barbara, CA 93108
www.libertyaccesstechnologies.com

Up to $1,070,000.00 in Common Stock at $0.40
Minimum Target Amount: $10,000.00

Company:

Company: Liberty PlugIns, Inc.
Address: 1482 East Valley Rd, Ste 329, Santa Barbara, CA 93108
State of Incorporation: DE
Date Incorporated: September 15, 2009

Terms:

Equity

Offering Minimum: $10,000.00 | 25,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 2,675,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.40
Minimum Investment Amount (per investor): $300.00

We plan to offer the following perks in bonus shares:

Invest $1,000 within the first six weeks and receive 10% bonus.

Invest $2,000 within the first six weeks and receive 15% bonus.

Invest $5,000 within the first six weeks and receive 25% bonus.

Invest $10,000 within the first six weeks and receive 30% bonus.

Invest $25,000 within the first six weeks and receive 40% bonus.

Invest $50,000 within the first six weeks and receive 50% bonus.

Invest $100,000 within the first six weeks and receive 60% bonus.

_____

Invest $1,000 after first six weeks and receive 5% bonus.

Invest $2,000 after first six weeks and receive 10% bonus.

Invest $5,000 after first six weeks and receive 20% bonus.

Invest $10,000 after first six weeks and receive 25% bonus.

Invest $25,000 after the six weeks and receive 30% bonus.

Invest $50,000 after the six weeks and receive 40% bonus.

Invest $100,000 after the first six weeks and receive 50% bonus.

_____

Of the 48,002,720 total fully diluted shares, 6,275,000 are unconverted options, and 6,846,173 are unconverted warrants.

All perks occur after the offering is completed."

The Company and its Business

Company Overview

Liberty is a technology company that focuses on firmware and software development for EV charging networks. Liberty also supplies its own patented hardware for access control, authentication and load management for workplace, multi-tenant dwellings and fleets, including electric school buses. Liberty is building a total solution for EV charging across several major markets.

Competitors and Industry

Our main competitors in EV charging are ChargePoint, Greenlots, EV Connect, eMotorwerks, and SemaConnect. These companies have been and still are focused primarily on public charging. Liberty has been focused on workplace, Multi-Tenant Dwelling (MTD) and fleet charging. Most people charge at home, as a tenant in a MTD, or at work. Public charging is less frequent, but sometimes necessary for drivers who travel long distances every day.

Current Stage and Roadmap

Liberty is a growing, medium stage company. Liberty has an established product and manages and maintains over 1,200 EV charge stations on a daily basis. Liberty has several large corporate clients including Fortune 500 companies and several utilities across the nation. We plan to accelerate growth primarily in the fleet and school bus markets.

The Team

Officers and Directors

Name: Chris Outwater

Chris Outwater's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO
  Dates of Service: September 15, 2009 - Present
  Responsibilities: Developed the original strategic plan and products for the company. Continues to invent new technology. Overall management and operations oversight. Identifying new markets and partnership opportunities to grow the company. Mr. Outwater's annual salary is $60,000 plus a 5% sales commission. He received no equity compensation in 2018, but is eligible to

receive company stock options when awarded by the board of directors.

- **Position:** Director
  Dates of Service: January 15, 2016 - Present
  Responsibilities: Board member. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Name: Michael M. Keane

Michael M. Keane's current primary role is with StratagoCorp. Michael M. Keane currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: June 15, 2015 - Present
  Responsibilities: Manage web services, database, and software development. Mr. Keane is compensated as an independent contractor and his compensation was approximately $48,000 in 2018. He received no equity compensation in 2018, but is eligible to receive company stock options when awarded by the board of directors.

Other business experience in the past three years:

- **Employer:** StratagoCorp
  Title: Founder
  Dates of Service: June 15, 2012 - Present
  Responsibilities: CEO

Name: Richard G. Mckee, Jr.

Richard G. Mckee, Jr.'s current primary role is with Dynamic Investment Group, Inc.. Richard G. Mckee, Jr. currently services 10 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Chairman of Board
  Dates of Service: June 15, 2017 - Present
  Responsibilities: Works closely with the CEO. Helps develop corporate strategy and planning. Works with the other board members to protect the interests of the shareholders. Mr. Mckee received no cash or equity compensation in 2018, but is eligible to receive company stock options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Dynamic Investment Group, Inc.
  Title: CEO
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Stock analysis, consulting and portfolio management.

Name: Edward C. Gomez, M.D.

Edward C. Gomez, M.D.'s current primary role is with Russian Hills Estate Winery, Sonoma California. Edward C. Gomez, M.D. currently services 2 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 15, 2016 - Present
  Responsibilities: Board members provide oversight and protect the shareholders' interests. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Russian Hills Estate Winery, Sonoma California
  Title: Co-founder, general manager
  Dates of Service: January 12, 2000 - Present
  Responsibilities: Administration

Name: Herman Morton Leibowitz

Herman Morton Leibowitz's current primary role is with Waste Heat Solutions. Herman Morton Leibowitz currently services 2 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 05, 2017 - Present
  Responsibilities: Board members provide oversight and protect the interest of the shareholders. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Waste Heat Solutions
  Title: Founder
  Dates of Service: January 15, 2000 - Present
  Responsibilities: Waste heat and thermodynamics engineer

Name: Timothy A. Hylas

Timothy A. Hylas's current primary role is with Lewis and Hylas LLC. Timothy A. Hylas currently services 8 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Company accounting and finances and creating financial reports for the company. Mr. Hylas received $18,000 in compensation in 2018. He received no equity compensation in 2018, but is eligible for company stock options when awarded by the board of directors.

Other business experience in the past three years:

- **Employer:** Lewis and Hylas LLC
  Title: Manager
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Manages the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle charging industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that any proposed product may never become an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the development stage and have only manufactured two products. Delays or cost overruns in the development of our new smart gateway and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to fulfill its plans, in which case it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds". Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Liberty PlugIns was formed on September 15, 2009. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Liberty has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

Liberty was formed on September 15, 2009. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. If you are investing in this company, it's because you think that our EV infrastructure solution is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell enough so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's assets is its intellectual property. The Company owns eleven granted US patents, one registered trademark, unregistered copyrights on software, seven Internet domain names, and an undisclosed number of trade secrets. We believe a valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company.

The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the California Public Utility Commission, California Air Resources Board, California Air Quality Management Districts, California Energy Commission and other relevant government entities and their regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, network communications, cloud services, installation, and maintenance. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-connected platform, our business may be vulnerable to hackers who may access the command and control mechanism or data that we use to manage EV charging and other services, such as billing. Further, any significant disruption in service on our computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our services. Any disruptions of services or cyber-attacks either on our technology provider or on Liberty PlugIns could harm our reputation and materially negatively impact our financial condition and business.

The cost of enforcing our patents could prevent us from enforcing them

One of the Company's assets is its patents. The Company owns eleven granted US patents. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely

affected.

Liberty Risk Factors

General Risks Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Funds Risks If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the development stage for our next generation products and have only started to manufacture a prototype. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Security Rights Risks Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting

rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying voting stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to fulfill its plans, in which case it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if we cannot raise the funds on commercially reasonable terms, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. Market Competition and Operating History Risks Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history, and we have not yet generated any profits The Company was formed in 2009 and has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. If you are investing in this Company, it's because you think that our EV infrastructure solution is a good idea, that the team will be able to successfully market and sell our products and services, that we can price them right and sell enough so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Intellectual Property Risks We have existing patents and other intellectual property that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns a number of patents,

trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value of our IP, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We rely on combinations of IP protection methods. We rely primarily on a combination of trade secrets, patents, copyright and trademark laws, and confidentiality procedures to protect our proprietary technology, which is our principal asset. Our ability to compete effectively will depend to a large extent on our success in protecting our proprietary technology, both in the United States and abroad, including our issued U.S. patents: 7,984,852 8,111,043 8,511,539 8,622,289 8,749,199 8,812,353 9,652,721 and our pending patent applications: 14/436,753 15/468,585 15/582,470 There can be no assurance that (i) any patent that we apply for or, (ii) any patents issued, will not be challenged, invalidated, infringed, or circumvented, (iii) we will have the financial resources to enforce our patents, or (iv) the patent rights granted will provide any competitive advantage. We could incur substantial costs in defending any patent infringement suits or in asserting our patent rights, including those granted by third parties, and we might not be able to afford such expenditures. Miscellaneous Risks The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the California Air Resources Board, California Public Utility Commission, California's Air Quality Management District and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, network communication, cloud services, installation, and maintenance. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will

materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-connected platform, our business may be vulnerable to hackers who may access the command and control mechanisms or data we use to manage EV charging and other services, such as billing. Further, any significant disruption in service on COMPANY NAME or in its computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our technology. Any COMPANY NAME could harm our reputation and materially negatively impact our financial condition and business. The reduction, elimination or unavailability of current or contemplated government incentives may force our business plan to be changed and may materially adversely affect our business. Our business plan relies to a significant extent on the availability of substantial federal, state and local governmental incentives for the development, production and purchase of electric vehicles and EV charging and billing systems. These incentives include, among others, tax deductions, tax credits, rebates, accelerated depreciation and government loans, grants and other subsidies. There can be no assurance that some or all of the current or future incentives will not be substantially reduced or eliminated, nor can there be any assurance that any currently proposed incentives will actually take effect. Similarly, there can be no assurance that we will ever receive any government loans, grants or other subsidies.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
None	1	Common Stock	1.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,675,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 48,002,720 outstanding.

Voting Rights

Common share voting rights. one share, one vote.

Material Rights

On a fully diluted basis we have 48,002,720 shares of common stock outstanding. Of those 48,002,720 shares, 6,275,000 are unconverted options and 6,846,173 are unconverted warrants.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The authorized, preferred shares are currently blank check and rights, preferences, privileges, and restrictions, etc., may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder of Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities,

company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 400,000
  Use of proceeds: new product development and general corp purposes
  Date: January 31, 2017

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 200,000
  Use of proceeds: general corporate purposes
  Date: November 09, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $225,000.00
  Number of Securities Sold: 900,000
  Use of proceeds: general corporate purposes
  Date: March 23, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: general corp purposes
  Date: December 23, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: General Corporate Purposes
  Date: May 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Liberty Access Technologies

INANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

The following discussion is based on our unaudited operating data and is subject to change once we prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Financial Statements

Our financial statements for the years ending December 31, 2018 and 2019 can be found in the financial statement section of the campaign.

Financial condition

Liberty PlugIns, Inc., DBA Liberty Access Technologies, generates revenue by selling electric vehicle charging infrastructure equipment, access control systems and services in the United States and Canada. U.S. sales have historically represented over 90% of the Company's annual sales. The Company's cost of sales include payments to a contract manufacturer for assembling hardware that is used in the control system. Other recurring costs are cellular network fees and cloud server fees that are part of Liberty's charging network services.

Results of operations

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $847,042, up 12% compared to fiscal year 2018 revenue of $756,252. We believe the increase is due to greater demand for electric vehicles across the US, but mostly in our primary markets in California and New Jersey and Arizona. We believe that U.S. EV sales will continue to expand, allowing us to demonstrate success with our Hydra charging product.

Cost of sales

Cost of sales in 2019 was $390,252 an increase of approximately $59,000, from cost of sales of $331,326 in fiscal year 2018. This change was largely due to an increase in sales resulting in an increase in component parts needed.

Gross Margins

2019 gross profit increased by $31,864 over 2018 gross profit and gross margins as a

percentage of revenues decreased slightly from 56% in 2018 to 54% in 2019. This performance was caused primarily by a general increase in Hydra sales, but a decrease in contract revenue at higher software maintenance costs.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses. Expenses in 2019 increased $28,431 from 2018. Approximately $32,500 of this increase was due to increased marketing and product development expenses.

Recent offerings of securities

In 2019, the Company completed an offering exempt from the 1933 Securities Act of 100,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $25,000. In addition, the Company raised through a crowdfunding offering on Start Engine 251,444 shares of common stock at an average price of just over $0.275 per share for a total raise of $68,693.92.

In 2018, the Company completed an offering exempt from the 1933 Securities Act of 900,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $225,000. In addition, debt in the amount of $249,800 was converted into 1,294,601 shares of common stock.

The total issuance in 2018 was therefore 2,194,601 shares of common stock for total proceeds of $474,800.

In 2017, the Company completed an offering exempt from the Securities Act of 1933 of 700,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $175,000. In addition, convertible debt in the amount of $236,093 was converted into 1,216,975 shares of common stock.

The total issuance in 2017 was therefore 1,916,975 shares of common stock for total proceeds of $411,093.

The Company no longer has any convertible debt outstanding.

Historical results and cash flows:

Yes, we hope to continue and also improve on past results. Liberty has grown since its inception and is close to profitability. In 2019 Liberty's revenue grew by 12% and we expanded our projects in school bus charging and continued to improve our back office to handle larger EV charging installations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash $31,490 as of Dec 31st, 2019.

The company currently has use of the CEO's revolving line of credit facility from Wells Fargo Bank for a total amount available of $72,500. As of Dec 31st, 2019, this line of credit had an outstanding balance of $20,400.00. We also have numerous existing shareholders who have loaned the company money in the past and are able to loan more money to the company, as and when needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds from the campaign will help us expand our markets and our new product development. We have other capital resources available. We expect revenue from operations and the funds from this campaign to be sufficient to run the company for at least 3 years. In light of the COVID pandemic, lock down, and current economic uncertainty the StartEngine funds are extremely helpful and allow us to maintain and try to grow our operations, and while probably not critical to our current operations, they will help us expand more quickly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

In light of the COVID pandemic, lock down, and current economic uncertainty the StartEngine funds are extremely helpful and allow us to maintain and try to grow our operations, but are not necessary to the viability of the company. We expect revenue from operations and the funds from this campaign and other captial resources available to be sufficient to run the company for at least 3 years.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to turn profitable in 2019. We therefore can operate for at least three years, as long as we continue to profitably grow. Our minimum StartEngine funds will primarily go toward increased marketing expenses and increasing our working capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount, we expect to increase our growth rate and therefore we expect to operate for at least three years. If we raise the maximum amount of our StartEngine funds, we will use the proceeds to increase R&D on our next generation charging systems, increase our marketing, especially towards electric school bus fleet

charging infrastructure. We will also add to our back office operations and increase our working capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Since its inception in 2009, the Company has raised approximately $3,210,881 in equity in several rounds of funding. We believe that we can continue to access private loans or alternate equity funding, if needed in the future. We could also have significant capital paid into the company from the exercise of our outstanding warrants.

Indebtedness

- **Creditor:** Existing shareholders: Lori Davis, Michael McKee, Alita Mckee, and Dynamic Value Partners, Ltd.
  Amount Owed: $66,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2019
  The notes accrue simple interest at 10% per annum. The notes are expected to be repaid this year from operations.

- **Creditor:** Chris Outwater
  Amount Owed: $20,419.00
  Interest Rate: 10.0%
  Maturity Date: August 01, 2021

Related Party Transactions

- **Name of Entity:** Michael P. McKee
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $9600 Promissory Note
  Material Terms: 10% interest, maturing 12/31/2019

- **Name of Entity:** Alita S. McKee
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $9,600 Promissory Note
  Material Terms: 10% interest, maturing 12/31/2019

- **Name of Entity:** Dynamic Value Partners, Ltd.
  Names of 20% owners: Richard G. Mckee, Jr.
  Relationship to Company: Richard G. McKee, Jr., the general partner of the

partnership is a director of the company.
Nature / amount of interest in the transaction: $10,800 Promissory Note
Material Terms: 10% interest, maturing 12/31/2019

- **Name of Entity:** Chris Outwater
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Chris Outwater allows Liberty to utilize his personal line of credit with Wells Fargo bank with total funds available of $72,500. As of December 31st, 2018, the outstanding balance of that line of credit was $68,378.00. However, the Company also loaned back to Chris Outwater $36,000 as of December 31, 2018, which is a loan receivable from Chris Outwater to Liberty.
  Material Terms: $72,500 line of credit at 10% interest per annum. Less a $36,000 loan back to Chris Outwater as of Dec 31, 2018 at 10% interest per annum. Due December 31, 2019.

- **Name of Entity:** Lori Davis
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $30,000 Promissory Note
  Material Terms: 10% interest, maturing Dec 31st, 2019.

Valuation

Pre-Money Valuation: $19,201,088.00

Valuation Details:

1). Portfolio of 11 issued patents and 3 patents pending. In the technology space a solid barrier of intellectual property is required.

2). Innovative products. Liberty's Hydra, has already established significant market penetration in a hot space -- electric vehicle charging. Liberty introduced their proprietary Hydra electric charging management system in 2013. Their first customer, San Diego Gas and Electric set a very high bar. Advantages of the Hydra against larger, better capitalized competition allowed Liberty to compete and win prestigious RFP'S from utilities and municipalities as well as large fortune 500 clients. Synchronous Code Technology enabling keypads to function ubiquitously and easily utilize charging stations is another example of Liberty's proprietary innovations.

3). Certifications and UL approval necessary to meet stringent industry requirements have been attained.

4). Customers. Our customers include SDG&E, PG&E, PSE&G, Los Angeles County, Bristol-Myers Squibb, Unilever, Dow Jones, Campbell Soup, Cushman & Wakefield, and hotels and school districts, to name a few.

5). Recurring revenue stream. In addition to revenue from hardware sales, for every

charging system sold Liberty collects a monthly service fee for "back office support". Recurring fees also include warranties/extended warranties. This recurring revenue grows over time in addition to Liberty's new product sales.

6). Experienced founder. Chris Outwater is a serial entrepreneur who is co-inventor of over 20 patents. Many of these patents have been monetized via his companies and IP sales. The 11 issued patents and 3 pending for Liberty alone is evidence of his vision.

7). Financial statements. Liberty financial statements demonstrate a growing company. In the current year, 2019, Liberty should become profitable and continue to rapidly grow with their electric school bus program.

8). Goodwill. With Liberty's established brand name, patented product offerings, and major utility and corporate clients the company has earned a significant amount of goodwill in the electric vehicle industry.

Considering all of the above, advice from the founder, the board of directors and our investment banker was used to establish our $0.40 offering price. The company's last round, which was sold exclusively to accredited investors, was priced at $0.25 cents. Significant progress by Liberty and potential massive EV adoption, including electric school buses, is driving a bright future and justifies this valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  4.0%
  Develop low cost simple gateway product for low end workplace and residential MuD customers. Accelerate development of next generation HYDRA which will use wireless or direct wire connection to directly control each EVSE. This will significantly reduce system cost and allow our systems to control a larger number of EVSE.

- *Marketing*
  40.0%
  Upgrade website and promotional literature especially for new fleet and school bus market verticals. Increased attendance at trade shows and symposiums specifically in the fleet and school bus market verticals.

- *Working Capital*
  50.0%
  This money will be used to increase short term liquidity and for general corporate purposes.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  25.0%
  Accelerate development of next generation HYDRA and low cost HYDRA Simple Gateway. Integrate HYDRA firmware with advanced load management and grid integration platform. Development of new Back Office and HYDRA PayByMobile app features. We plan to significantly increase our R&D spending in order to fund an exciting new and disruptive EV charging technology.

- *Operations*
  30.0%
  We will continue to expand resources. Liberty development engineers are now busy running operations for our growing charger footprint. We need to hire and train operations personnel in order to free up our development engineers. We also need to expand our call center and tech support. We would also add to our back-office operations.

- *Working Capital*
  19.0%
  The increased liquidity is required to meet the existing demand in our current markets and expected growth in the school bus/fleet charging market, necessitating expansion in manufacturing and inventory. Additional capital is required to support advanced power management and vehicle-to-grid integration efforts. We are preparing for the next generation Plug-and-Charge technology that will become our platform for wired and wireless autonomous EV charging and will be increasing our working capital.

- *Marketing*
  20.0%
  Rebrand Liberty and HYDRA including website upgrade and creation of new literature. Increase attendance at key industry trade shows and deliver papers at prominent conferences, especially those in the fleet/school bus market verticals. We would increase our marketing, especially towards electric school bus fleet charging infrastructure.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.libertyaccesstechnologies.com (On the investors page of the company's website.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/liberty-plugins-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Liberty PlugIns, Inc.

[See attached]

LIBERTY PLUGINS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Liberty Plugins, Inc.
Santa Barbara, California

We have reviewed the accompanying financial statements of Liberty Plugins, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 22, 2020
Los Angeles, California

LIBERTY PLUGINS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	31,490	$	37,594
Accounts receivable—net		127,413		117,480
Inventories		10,000		6,000
Prepaids and other current assets		35,190		36,000
Total current assets		**204,094**		**197,073**
Property and equipment, net		-		-
Intangible assets, net		141,722		146,385
Other assets		-		-
Total assets	**$**	**345,816**	**$**	**343,459**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	128,052	$	149,481
Short term loan		66,000		60,000
Other current liabilities		58,483		1,112
Total current liabilities		**252,535**		**210,593**
Convertible Note	$	-	$	-
Loan		-		-
Total liabilities		**252,535**		**210,593**
STOCKHOLDERS' EQUITY				
Common Stock		3,563		3,408
Aditional Paid in Capital		3,272,032		3,182,473
Retained earnings/(Accumulated Deficit)		(3,182,314)		(3,053,016)
Total stockholders' equity		**93,281**		**132,865**
Total liabilities and stockholders' equity	**$**	**345,816**	**$**	**343,459**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	847,042	$	813,613
Cost of goods sold		390,252		331,326
Gross profit		456,790		482,286
Operating expenses				
General and administrative		448,994		437,761
Research and development		42,025		37,883
Sales and marketing		83,952		55,054
Total operating expenses		574,971		530,698
Operating income/(loss)		(118,181)		(48,412)
Interest expense		11,119		26,944
Other Loss/(Income)		(1)		-
Income/(Loss) before provision for income taxes		(129,299)		(75,356)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(129,299)**	$	**(75,356)**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and

(in thousands, $US)	Common Stock		Aditional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2017	**30,664,973**	**$ 3,218**	**$ 2,707,863**	**$ (2,977,660)**	**$ (266,579)**
Net income/(loss)	-	-	-	(75,356)	(75,356)
Issuance of shares	900,000	90	224,910	-	225,000
Conversion of notes into shares	2,511,574	100	249,700	-	249,800
Balance—December 31, 2018	**$ 34,076,547**	**$ 3,408**	**$ 3,182,473**	**$ (3,053,016)**	**$ 132,865**
Net income/(loss)	-	-	-	(129,299)	(129,299)
Issuance of shares	1,551,444	155	89,559	-	89,714
Balance—December 31, 2019	**35,627,991**	**$ 3,563**	**3,272,032**	**$ (3,182,314)**	**$ 93,281**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(129,299)	$	(75,356)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		14,721		13,895
Debt discount and issuance amortization		-		11,556
Intreste Expense - not paid		6,000		-
Changes in operating assets and liabilities:				
Accounts receivable		(9,934)		(64,023)
Inventory		(4,000)		6,500
Prepaid expenses and other current assets		810		(36,000)
Accounts payable and accrued expenses		(21,429)		52,267
Credit Cards		-		-
Other current liabilities		57,371		1,112
Net cash provided/(used) by operating activities		**(85,759)**		**(90,050)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(10,058)		(14,735)
Net cash provided/(used) in investing activities		**(10,058)**		**(14,735)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans		-		8,000
Repayments on Loans		-		(105,378)
Issuance of Common Stock		89,714		225,000
Net cash provided/(used) by financing activities		**89,714**		**127,622**
Change in cash		(6,103)		22,837
Cash—beginning of year		37,594		14,757
Cash—end of year	$	**31,490**	$	**37,594**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	(105,378)

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Liberty Plugins, Inc. was formed on September 10, 2009 ("Inception") in the State of DE. Financial statements of Liberty Plugins Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company headquarters are located in Santa Barbara, CA.

Liberty Plugins is engaged in the business of electric vehicle charging infrastructure. It offers a unique, local gateway product that separates the network from the charger which allows Liberty to offer high levels of service and unique access and billing features at very competitive prices. Unique infrastructure also allows.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Liberty Plugins, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the non-current portion is included in other long-term liabilities in the accompanying balance sheets.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application

is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,		2019		2018
Finished Goods	$	10,000	$	6,000
Total Inventories	**$**	**10,000**	**$**	**6,000**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Prepaid Expenses and Other Current Assets consist of:				
Shareholders' Loan Receivable	$	35,190	$	36,000
Total Prepaids Expenses and Other Current Assets	**$**	**35,190**	**$**	**36,000**

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Other current liabilities		58,483		1,112
Total Other Current Liabilities	**$**	**58,483**	**$**	**1,112**

5. INTANBIGLE ASSET

As of December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2019	2018
Intangible assets	$ 156,443	$ 160,280
Patents	$ 156,443	$ 160,280
Accumulated amortization	(14,721)	(13,895)
Intangible assets, Net	$ 141,722	$ 146,385

Period	Amortization expense
2020	14,721
2021	14,721
2022	14,721
2023	14,721
Thereafter	82,838
Total	$ 141,722

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $14,721 and $13,895 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisting of 100,000,000 of common stock with par value of $0.0001. As of December 31, 2019, outstanding of shares issued amounted to 35,627,991.

In year 2017 the Company issued 700,000 shares at $0.25 and 350,000 warrants consists of 150,000 at $0.25 and 200,000 at $ 0.30. In the same year, the company issued 943,984 common shares in exchange for convertible notes. Total amount of shares outstanding as of December 31, 2017 was 30,664,973.

In year 2018 the Company issued 900,000 shares at $0.25 and 450,000 warrants consisting of 50,000 at $0.25 and 400,000 at $0.30. In addition, in Y2018, the company issued 2,511,574 shares in exchange for convertible notes (consisted of 338,158 at $.19 and 2,173,416 at $0.194 as well as warrants for 912,888 shares at $.30). Total amount of shares outstanding as of December 31, 2018 was 34,076,547.

During fiscal year 2019 the Company issued 1,551,444 shares at $0.06.

7. DEBT

Promissory Note

On December 31, 2018, the company issued Promissory note contract with private individuals and a legal entity, initially due on June 30, 2019. Repayment due on due date and includes, both principal and interest. On August 16, 2019 maturity date postponed to December 31, 2019. As of December 31, 2019 outstanding balance is $66,000 and the whole amount is classified as short-term.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (16,096)	$ 10,020
Valuation Allowance	16,096	(10,020)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (93,575)	$ (54,992)
Valuation Allowance	93,575	54,992
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $357,175. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-

year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9.   RELATED PARTY

Family members related to the officers and owners purchased Promissory Notes from the Company in the total amount of $19,200. In addition, a certain shareholder who purchased $30,000 of the notes.

Chris Outwater, CEO and owner, allowed Liberty to utilize his personal line of credit with Wells Fargo bank in the amount of $70,000. As of December 31, 2018, the company loaned $36,000 with interest rate 10% per annum to Chris Outwater with maturity on December 31, 2019.

As of December 31, 2019 total amount of loan is $60,000 and accrued interest amount is $6,000.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the non-current portion is included in other long-term liabilities in the accompanying balance sheets.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

LIBERTY PLUGINS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $3,182,314 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Liberty Access Technologies

Electric Fleet Charging Infrastructure





⊙ Website   📍 Santa Barbara, CA

TECHNOLOGY   **SOFTWARE & SERVICES**

$164,236 raised ⓘ

252	7
Investors	Days Left

$0.40	$19.2M
Price per Share	Valuation

Equity	$300.00
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Liberty makes electric vehicle charging systems specifically for workplaces, schools and the new generation of electric school buses and delivery vans. Our HYDRA-RX AC Fast Charger Controller produces quick charging times at a fraction of the cost of DC Fast Chargers, enabling schools to convert more quickly to electric buses. Liberty already has an established customer base of major corporations, government agencies and municipalities, now we're poised to dominate the electric school bus charging market!

Overview   Team   Terms   Updates ²⁹   Comments

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Reasons to Invest

- **Our Unique Product:** Our patented HYDRA-RX is the only charger controller on the market that can work with maximum output AC chargers for electric vans and buses at one-tenth of the cost of a typical DC Fast Charger.

- **Our Traction:** The HYDRA-RX was recently selected by California's largest utility for a pilot program using ultra-low cost excess solar power to charge school buses, giving Liberty "first mover" status with school districts and state agencies funding diesel school bus replacement.

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Get rewarded for investing more into Liberty Access Technologies

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Investment

StartEngine Owner's Bonus

This offering is eligible for the

- Our Pace Ahead of the Competition: Almost all other EV charging companies are focused on public charging and offer only standard output AC chargers or expensive DC fast chargers. Liberty has been demonstrating the advantages of AC Fast Chargers (ACFC) to school districts and electric bus companies for nearly one year.

OUR STORY

Liberty - A Different Kind Of Charging Company

When we introduced our first product in 2010, we understood that 80% of EV charging happens where vehicles are parked for several hours. For that reason, we elected to focus on creating charging solutions for workplaces, schools, apartments and condos. Over the past 4 years, our HYDRA™ EV Charger Controller has been selected by large utilities, corporations, universities, municipalities and condo associations to provide charging services to their employees, tenants, visitors, and guests. There are nearly 150 HYDRA systems operating in the US and Canada controlling about 1250 daily charging sessions.



EV car sales are accelerating and are forecasted to exceed gasoline-powered cars over the next 20 years, according to Bloomberg New Energy Finance (https://about.bnef.com/electric-vehicle-outlook/). The focus has now shifted to the medium duty vans and buses that account for 30% of transportation sector greenhouse gas emissions. Electrifying these vehicles is essential and nowhere is this more urgent than school buses that today are 95% diesel powered. Whether riding the bus or playing near them, children are exposed to high levels of diesel exhaust that contributes to respiratory illnesses and is internationally recognized as a carcinogen. Liberty is poised to play a pivotal role in the important and necessary transition to electric buses.



Meet the HYDRA

Our patented HYDRA-R EV Charger Controller is a smart gateway that combines access control, metering, reporting, and load management capabilities in one device. A single HYDRA Controller can turn 10 low cost, basic chargers into networked "smart" chargers that are less expensive, more reliable, and more secure than those offered by other EV charging companies. Unlike typical network chargers and simple gateways, the Hydra's powerful single-board computer enables it to continue operating in the event of loss of internet or cellular connections, a vital concern for fleet operators.



HYDRA-R Controller, Code Keypad and EV Chargers

HYDRA can control both AC Fast Chargers and normal Level 2 chargers in any combination, giving owners the flexibility to meet unexpected demands. HYDRA owners and administrators are able to control all aspects of their charging operations from their HYDRA Dashboard. Operators are able to create and issue personal identification numbers (PINs) for employees and tenants, set system output limits to avoid costly peak demand charges and generate usage reports to claim Low Carbon Fuel Standard (LCFS) Credits. All of this for network service fees that are far less than those of competing network operators.



Why HYDRA is in a league of its own

Faster AC Charge Times: Based on our research, the HYDRA is the only EV charging control system to offer AC Fast Charging with 19.2kW output, which provides the best value when charging electric school buses and medium duty electric trucks. Our product cost is a fraction of that of DC Fast Chargers.

Greater Security: The WiFi network chargers used by our competitors can be hacked, so customers requiring a high level of security appreciate the extra level of security provided by the HYDRA.

Cost Saving Load Management: When you charge your EVs can be more

important than how much electricity you use. Utilities put higher prices on electricity consumed during periods of high demand like cold winter mornings and hot summer evenings. Our load management features help customers avoid these demand charges by scheduling charging when power is less expensive or produced from more renewable sources like solar and wind. This enables our customers to manage their carbon emissions along with their costs.

HYDRA Benefits Business and Property Owners

Access Control

The Hydra allows business owners to control who can access their chargers, often with the same HID prox card or fob that is already used for their parking gates or security doors.   Alternatively, drivers can start their charging session using PINs via the Hydra's keypad, remotely through our website, or with our HYDRA smartphone app.



Mixed Public/Private Use

For HYDRA owners who want to allow the general public to use their charging stations, Liberty's HYDRA app allows drivers to purchase charging sessions with their phone using Liberty's optional **PayByMobile** billing service.

Billing Services

Business owners and property managers use access control and pricing to help defray their costs and to ensure their stations are available to employees and tenants. Liberty offers two optional billing programs: **DIY Billing**, where owners run simple usage reports and bill drivers themselves or **Direct Billing**, where Liberty bills tenants or employees on the business owners' behalf.



Our customers... so far

Currently almost 150 HYDRA systems are in operation across the U.S. and Canada, powering some of the largest employee charging networks in the country such as

Los Angeles County, San Diego Gas & Electric, and Bristol-Myers Squibb. We also have systems installed at major corporations like Unilever, Campbell's Soup and Dow Jones, along with several educational institutions such as the University of California Los Angeles, California State University, Cal State Fresno and the College of New Jersey.



Cushman and Wakefield, one of the largest commercial real estate operators in the world, just selected our HYDRA system so their employees and tenants can use the same HID prox card they use to access parking and buildings to charge their electric vehicles. Now Liberty is working with electric bus makers Lion Electric and Blue Bird to offer HYDRA-RX to their customers. Similar sales relationships are being formed with other bus and truck OEMs like Daimler Trucks NA and Mitsubishi Fuso, who recently released their eCanter electric delivery truck. Every fleet that purchases electric buses and trucks will need to install charging systems and the HYDRA-RX is becoming the "go to" charging system for this market.

Market Opportunity

As reported in the Washington Post, environmental and health organizations from around the country are calling on school districts to replace "dirty diesel" buses with electric ones and California is leading the way.* The California Energy Commission recently allocated $70 million for their Electric School Bus Replacement program and another $13 million for charging infrastructure to districts across the state.* To support this conversion, the California Public Utilities Commission has directed California's three largest utilities to create programs that pay for up to 70% of charging system installation costs.** The combined funding has California schools dramatically accelerating their fleet conversion timetables.

*https://www.washingtonpost.com/news/tripping/wp/2018/05/04/time-to-switch-
to-electric-school-buses-to-save-the-planet-and-money-group-says/
*https://www.energy.ca.gov/programs-and-topics/programs/school-bus-
replacement-program



CHARGE READY TRANSPORT

School bus carriers operate the largest mass transit fleet in the country... 480,000 school buses compared to 96,000 transit buses.

https://s3-us-west-2.amazonaws.com/nsta/6571/Yellow-School-Bus-Industry-White-Paper.pdf



THE VISION

Our future

Since our inception in 2009, Liberty has been envisioning and working toward a future of clean electric transportation. Over the years we have built up a strong patent portfolio in EV charging and access control technology.

We believe EV charging demand is rapidly growing as prices of electric vehicles continue to drop and sales expand into the mass market. Rapid expansion of electric buses and fleets is our next big push. With our patented Hydra system providing a more robust and cost effective charging solution, Liberty finds itself poised to become a major player in this fast growing market.

In order to best capitalize on this opportunity, we are expanding our ownership, from the small group of angel investors that have supported us from the beginning, to new investors via the StartEngine crowdfunding platform.

We are developing targeted sales and marketing campaigns with the EV vehicle makers and their dealers to drive awareness of the role that the charging system plays in maximizing the operational performance and cost savings of electric vehicles. We are also working closely with major utilities who are subsidizing the creation of more fleet charging infrastructure at the direction of their state utility

commissions. As the EV fleet conversion movement expands across the country Liberty intends to be at the forefront.

The funds raised on StartEngine will help us to advance our marketing program for EV school bus chargers. We will also want to add to our operations team to help manage our growing number of deployments and increase our manufacturing capabilities to keep up with demand.

With our expected growth from these new markets and our already growing network of installed chargers providing a recurring revenue stream from existing customers, we believe Liberty is well positioned to either become a public company and thus provide our investors with liquidity, or be acquired as the EV charging industry continues to consolidate.



Liberty is Founded

We focus on the non-public EV Charging Market

2009

San Diego Gas & Electric

Sale of 10 Liberty-Enabled ClipperCreek chargers to San Diego Gas & Electric for employee charging.

August 2010

March 2011

HYDRA and SDG&E

5 HYDRA units are introduced by SDG&E to expand their

October 2013

Major SoCal County Government

Selection of HYDRA by a major Southern California County to power their employee/public charging network (they currently own 54 HYDRAs)

November 2014

September 2015

SoCal's ChargeReady Program

HYDRA helps build workplace and residential multi-unit dwelling (MuD) charging infrastructure

May 2016

September 2018

PG&E Electric School Bus Charging Pilot

Selection of HYDRA by

FleetReady Charging Program

Qualification of HYDRA-RX for the PG&E FleetReady fleet charging infrastructure program

March 2019

July 2019

SCE CR Transport Approved Vendor

Received Approved Vendor status for SoCal Edison's CR Transport fleet charging infrastructure program.

July 2019

September 2019

Liberty Launches on StartEngine

Now, YOU can be a



employee charging
network (they
currently own more
than 40 HYDRA
systems)

PG&E and Olivine as
the controller for their
School Bus
Renewables
Integration pilot

part of our growth!

First Test Case

Demonstrated the first
EV charging session
using a smartphone

**New Jersey's
PSE&G
Workplace EV
Charging
Program**

Corporations like
Bristol Myer Squibb,
Unilever and Campbell
Soup install systems

**We Become a
Preferred
Charging
System**

Working with Lion
Electric School Bus on
pilot with PG&E

Meet Our Team



Chris Outwater

Founder, CEO and Director

*Chris is a technology entrepreneur who has
successfully developed and deployed
advanced technology products and
intellectual property over the past 30 years.
He has worked as a consultant for Disney
Imagineering and for leading automotive
and technology companies such as Ford
Motor Company and General Motors. He is
the inventor or co-inventor on 18 patents.
He worked to develop the original concept
for the HYDRA and continues to manage
ongoing patent development, hardware and
back office operations.*











| **Michael Keane** | **Forest Williams** | **Joe Doyle** | **Tim Hylas** |
| CTO | Sales | Marketing and Business Development | CFO |

Michael Keane is a serial entrepreneur who has created a number of innovative web-based service startups including RealtyTrac, Inc ($50mm annual revenue). He has also led a number of technology development projects for clients like Castle Rock Entertainment, Sony, Bausch & Lomb and BAE Aerospace. Mr. Keane manages the development of the Liberty' Back Office suite of tools and reports along with the integration of the Back Office with a variety of utilities and other energy service product providers.

Forest has been creating and managing successful marketing and sales organizations for EV charging equipment companies since the the dawn of the modern EV era in 2009. He was also a pioneer in the portable GPS tracking device industry with Trimble Navigation. He has held senior sales and strategic marketing roles at electronic, automotive and aerospace companies like National Semiconductor and Kavlico.

Joe has advised CEOs and senior executives of electric utilities like Exelon and PG&E as well as corporations like McDonald's and Verizon on their marketing and business strategies. More recently he co-founded (recently sold) real estate startup Attom (formerly RealtyTrac) and has lead divisions of real estate behemoths Corelogic and LPS. He will drive the marketing and business development expansions of the Liberty in the utility, multifamily and workplace areas as well as the brand enhancements to the websites and mobile applications.

Timothy Hylas has over 35 years of accounting experience within the public and private sectors as controller for a diverse set of businesses ranging from non-profits to large mortgage companies, wine businesses and manufacturing companies of various sizes. Timothy brings a wealth of tax and accounting experience to these varied industries and acts as a trusted partner in their growth. In addition, Timothy has extensive experience in auditing for both small and large businesses.





| **Richard G. Mckee, Jr.** | **Edward C. Gomez** | **Herman Leibowitz** |
| Chairman of the Board | Director | Director |

Richard G. McKee, Jr. has been working in investment management and financial research for over forty years with a focus on small company value investing. He served as a director of Vyrex Corp. and helped transition the company into PowerVerde, Inc., a publicly traded company, developing green energy solutions. Richard is the founder and CEO of Dynamic Investment Group, an investment managing and consulting firm providing company analysis and venture capital assistance. Richard is a graduate of Brown University.

Dr. Gomez is Professor and Chairman Emeritus of the Department of Dermatology and former Associate Dean for Clinical Educational Affairs at the University of California, Davis School of Medicine. He has served as Western Regional Chief of Staff in the Department of Veterans Affairs and as Medical Director of Key Pharmaceuticals. He holds an A.B. degree from the Johns Hopkins University and M.D. and Ph.D. (Biochemistry) degrees from the University of Miami. He is an active investor in technology and pharmaceutical companies.

Mr. Leibowitz has forty-plus years of experience in design and development of advanced thermal power systems. As President of Waste Heat Solutions LLC, he advises clients making the transition from IR&D to commercial development.

He has had a broad and varied background in industry, working for companies that include GE, UTC, Ormat, MTI, Exergy Inc. and PowerVerde.

Mr. Leibowitz has a BSME from CCNY, an MSME from UConn and an MBA from RPI.

Offering Summary

Company :	Liberty PlugIns, Inc.
Corporate Address :	1482 East Valley Rd, Ste 329, Santa Barbara, CA 93108
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	25,000
Maximum Number of Shares Offered :	2,675,000
Price per Share :	$0.40
Pre-Money Valuation :	$19,201,088.00

We plan to offer the following perks in bonus shares:

Invest $1,000 within the first six weeks and receive 10% bonus.

Invest $2,000 within the first six weeks and receive 15% bonus.

Invest $5,000 within the first six weeks and receive 25% bonus.

Invest $10,000 within the first six weeks and receive 30% bonus.

Invest $25,000 within the first six weeks and receive 40% bonus.

Invest $50,000 within the first six weeks and receive 50% bonus.

Invest $100,000 within the first six weeks and receive 60% bonus.

Invest $1,000 after first six weeks and receive 5% bonus.

Invest $2,000 after first six weeks and receive 10% bonus.

Invest $5,000 after first six weeks and receive 20% bonus.

Invest $10,000 after first six weeks and receive 25% bonus.

Invest $25,000 after the six weeks and receive 30% bonus.

Invest $50,000 after the six weeks and receive 40% bonus.

Invest $100,000 after the first six weeks and receive 50% bonus.

Of the 48,002,720 total fully diluted shares, 6,275,000 are unconverted options, and 6,846,173 are unconverted warrants.

All perks occur after the offering is completed."

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

9 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Liberty Access Technologies offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

22 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

LIBERTY ACCESS TECHNOLOGIES TO PROVIDE EV CHARGING SYSTEMS FOR SEVERAL VANCOUVER LUXURY APARTMENT AND CONDO PROJECTS

about 1 month ago

Santa Barbara, CA – March 10, 2020/ Liberty Access Technologies (Liberty) and Electrum Charging Solutions disclosed they are working together on multiple large projects and installing HYDRA-R EV Charger Controllers at several new luxury apartment and condominium developments in Vancouver, B.C.

"Today's visionary Canadian developers are committed to creating communities that are sustainable and improve peoples' quality of life," said Dan Trudel, President of Electrum Charging, Vancouver's premier EV charging system developer. "Their decision to install over 200 EV charging stations in their new projects demonstrates their commitment to a cleaner and more sustainable future for all of us."

Newer wireless technologies and EV charging are coming together to allow us to better manage the charging experience for botht the propety owner and the EV drivers. These new features include load management and charge scheduling in the case of shared charging spaces.

Chris Outwater, CEO of Liberty said, "We are excited to be working with Electrum in the Vancouver area. The EV charging market there is expanding very rapidly and we see a lot of opportunities to use our network service to cover larger deployments for mult-tenant residential applications."

About Electrum Charging Solutions

Electrum Charging Solutions was created in 2014 by a group of conscientious advocates that came from the building electrical sector, who understood the need for sustainable personal transportation. Privately owned and since inception, ECS has only ever operated in the EV charging infrastructure space. Today, the staff at ECS are committed to the EV world and all technical personnel are accredited electrical trades-people with multiple segment endorsements

About Liberty Access Technologies

LAT specializes in access control systems for electric vehicle charging in the parking industry, fleet EV and multi-tenant dwellings. LAT's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost effective large scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs and carbon emissions via our "grid-aware" technology.

Find out more at www.libertyaccesstechnologies.com or www.linkedin.com/company/liberty-access-technologies

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team]

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

CAL STATE CHANCELLOR'S OFFICE ORDERS THREE ADDITIONAL HYDRA EV CHARGING SYSTEMS

2 months ago

Santa Barbara, CA – February 14, 2020: Liberty Access Technologies, a subsidiary of Liberty PlugIns, Inc., recently received an order for three additional HYDRA-R EV charging systems at the CSU Chancellor's Office in Long Beach, California. The three new systems will be added to existing three HYDRA-R system already on campus. The new HYDRA systems will manage twenty four (24) ClipperCreek HCS-40 EVSE that will help meet the rapidly growing need for charging services by Cal State employees as they replace their internal combustion engine (I.C.E.) powered cars and light trucks with electric vehicles.

"Liberty is pleased to work closely with the University in adding EV charging capacity as employees buy more electric vehicles," said Chris Outwater, President of Liberty Access Technologies, who added "the new systems will be installed this Spring and are part of an across-the-board increase in employee charging systems as schools work to reduce their carbon footprint."

The HYDRA Control Unit (HCU) provides energy metering, data recording, communications and load management features for up to ten basic non-network   Level 2 charging stations. In addition, HYDRA supports a variety of third party access control and payment technologies including HID PROX cards and Blackboard's Cashnet payment platform.

About Liberty Access Technologies

LAT specializes in access control systems for electric vehicle charging in the parking industry, fleet EV and multi-tenant dwellings. LAT's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost effective large scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs and carbon emissions via our "grid-aware" technology.

Find out more at www.libertyaccesstechnologies.com or www.linkedin.com/company/liberty-access-technologies

---

Notice of Material Change in Offering

2 months ago

Hello! Recently, a change was made to the Liberty Access Technologies offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

LUXURY APARTMENT DEBUTS LIBERTY EV CHARGING WITH SECURE ACCESS FROM HID GLOBAL

3 months ago

Santa Barbara, CA – January 30, 2020: Liberty Access Technologies (LAT), a subsidiary of Liberty PlugIns, Inc., announced the successful commissioning of a new 10 station electric vehicle (EV) charging system at 597 Westport, a new luxury apartment residence in Norwalk, CT. To meet the request by the owners for simple and secure access control, the Liberty HYDRA-R EV Charger controller is outfitted with a PROX security card reader from HID Global that are also installed at the entrance to the parking area and main building. Residents are now able to start charging sessions without the need for a separate key fob or smartphone app.

"Westport can now offer streamlined EV charging to its residents through their existing HID access control cards" Said Chris Outwater, President of LAT, who added "additionally, the property managers now have centralized monitoring and control of EV charging access and costs using their existing HID access control systems."

The HYDRA-R is a local controller that provides access control, metering, data recording, communications and load management features for basic non-network Level 1 and Level 2 charging stations. Consolidating these features into the HYDRA Controller and using basic chargers results in a charging system that is both less expensive and more reliable than systems using networked "smart" chargers. LAT offers system owners a variety of access control options including personal identification numbers (PINs), HID PROX cards as well as both a web app and smartphone app.

About Liberty Access Technologies

LAT specializes in access control systems for electric vehicle charging in the parking industry, fleet EV and multi-tenant dwellings. LAT's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost effective large scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs and carbon emissions via our "grid-aware" technology.

Find out more at www.libertyaccesstechnologies.com or www.linkedin.com/company/liberty-access-technologies

RIDER UNIVERSITY ADDS SECOND HYDRA EV CHARGING SYSTEM

3 months ago

Santa Barbara, CA – January 20, 2020: Liberty Access Technologies (LAT), a subsidiary of Liberty PlugIns, Inc., reported they have received an order from Rider University for a second HYDRA-R EV Charger Controller and 5 ClipperCreek HCS-40 EV chargers for their Lawrenceville, NJ campus. This is the second system purchased by Rider in little more than a year's time due to strong demand for EV charging services.

"Liberty is pleased to add EV charging capacity for Rider University.," said Chris Outwater, President of LAT, who added "Rider is a LEED university and is doing their share to add sustainable energy and EV charging at their campus. EV charging is a welcome amenity for Rider's teachers, staff and

student."

The HYDRA-R is a local controller that provides access control, metering, data recording, communications and load management features for basic non-network Level 1 and Level 2 charging stations. Consolidating these features into the HYDRA Controller and using basic chargers results in a charging system that is both less expensive and more reliable than systems using networked "smart" chargers.

About Liberty Access Technologies

LAT specializes in access control systems for electric vehicle charging in the parking industry, fleet EV and multi-tenant dwellings. LAT's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost effective large scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs and carbon emissions via our "grid-aware" technology.

Find out more at www.libertyaccesstechnologies.com or www.linkedin.com/company/liberty-access-technologies

SHOW MORE UPDATES

Comments (26 total)

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Keith Davis   `SE OWNER`   `25 INVESTMENTS`   11 days ago
Hello Chris Outwater,

Just wondering if Liberty Access has approached the Los Angeles Unified School District (LAUSD) for a potential business partnership. I currently work for LAUSD (13 years) and know there's been chatter about the district converting its buses to electric. If or when that happens, the infrastructure to charge these buses will be greatly needed. LAUSD is the second-largest school district in the United States in a city with mass pollution. It would be worth-while to, consistently, pursue negotiations with them, and possibly approach the teacher's union (UTLA) for support.

> **Chris Outwater**   **- Liberty Access Technologies**   9 days ago
> Keith, thank you for your comment and suggestion. Yes, this is a great recommendation. We do have several EV charging sites in Los Angeles County, but the majority of our recent school bus charging projects are in Northern California. We will research and pursue this Los Angeles area opportunity.

Troy Anthony Dailey   `1 INVESTMENT`   a month ago
What is your exit strategy? Acquisition or IPO? Do you intend to pay dividends?

> **Chris Outwater**   **- Liberty Access Technologies**   a month ago

Troy, thanks for your email. Our preferred exit strategy is to be acquired. We have no intentions at this time to pay dividends. Any excess cash is being reinvested into new charging technology.

Marc De Tébar Peralta `1 INVESTMENT` `INVESTED` 2 months ago
Hi again Chris,

Thank you for your message. The information I need is not present in the economic reports that are available on the web. I need more concrete data. I sent you an email on February, 4. Please check your inbox and give me an answer as soon as possible.

Thank you,
Marc

> **Chris Outwater** *- Liberty Access Technologies* 2 months ago
> Marc, unfortunately, we can only give you the same detail of information available to all of the other investors. We cannot offer you any additional detailed information because that would not be fair to the other investors. I hope you understand our position and that we must follow the rules set by the campaign.

Marc De Tébar Peralta `1 INVESTMENT` `INVESTED` 2 months ago
Hi,

I have invested in your company, and I am writing you because it is mandatory for me to send a document known as a "statement of foreign investment" to the ministry of commerce. To do this, I need additional financial data, which I have requested by email to Chris.

Unfortunately, I have not received any response. I need to have all requested information before February, 21. I would really appreciate a quick response.

Thanks,

> **Chris Outwater** *- Liberty Access Technologies* 2 months ago
> Marc, thank you for your comment and thank you for investing. Our financials are available through the Start Engine campaign. Are you able to access this information? If you are not able to find this information, which is available to all investors through Start Engine, then we will try to help direct you to this information. Please let us know if you need our assistance. Thank you.

Anita Walters `3 INVESTMENTS` 3 months ago
Probably could have got more investors if the min. was lower, considering the price per share is only .40

Christopher Jones `SE OWNER` `15 INVESTMENTS` `INVESTED` 3 months ago
Thought about expanding to Europe?
https://www.euractiv.com/section/electric-cars/news/massive-rise-in-ev-charging-points-needed-to-reach-eu-climate-goals-new-research-finds/

> **Chris Outwater** *- Liberty Access Technologies* 3 months ago
> Christopher, thank you for your question. The short answer is "yes". We have good contacts and a potential partner in Holland, which is a good central location to start in the EU. We hope to develop an initial sales group by Q2 of this year.

Ryan Vuong `19 INVESTMENTS` 4 months ago
I see one of these buses today at the California Environmental Protection Agency (CalEPA) building today. Good job and good luck.

> **Chris Outwater** *- Liberty Access Technologies* 4 months ago
> Ryan, thank you for your good wishes. We are very eager to see more electric buses on the

roads and the good news is that governmental agencies, starting in California, are incentivizing the schools to move away from diesel.

Gerald VanKalker `2 INVESTMENTS` `INVESTED` 5 months ago
Hello, what would you estimate the TAM is of this market?

Chris Outwater - Liberty Access Technologies 5 months ago
Gerald, thanks for your question. The TAM for diesel school buses is 480,000 for the entire nation and 24,000 for California. Assuming each bus requires its own charger, which is very common in our use case for charging electric buses, we have a very large addressable market. At this time, we believe the SAM is up to 70% of the TAM. There are less than 300 electric buses currently in California; however, that number is growing rapidly and we expect it to double over the next 12 months.

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// // //

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"I founded Liberty in the belief that the best way to reduce carbon emissions is with electric vehicles, and now I want to focus on school buses.

Liberty Access Technologies is poised to play a key role in the electrification of urban transport.

This Hydra is fully occupied with ten meters managing ten electric vehicle chargers lined up here in the parking lot

We let fleet owners and multi-vehicle sites centralize management of chargers, usage, and ultimately their carbon footprint.

What could be better for society than renewables? Solar, wind, and hydro, evolving transportation into something sustainable?

Liberty already supports the rapidly growing electric vehicle industry. Now we're building systems and insights that maximize real time carbon savings.

We're going to lead the movement to electrify school buses. This is a great target for us.

School buses represent the largest mass transit fleet in the nation. There's a lot of work to be done in this area.

Electric school bus charging infrastructure will improve the overall environment, and more immediately, the health of our children. It's our logical next step.

Listen, our charging stations are used across the nation. They're in apartment buildings, workplaces, municipal locations.

They provide owners with centralized management, which is great!

School bus electrification demands new solutions. This is just the start. This whole process is just beginning. Are you up for it? Climb on board, the bus is leaving."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LIBERTY PLUGINS, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF SEPTEMBER, A.D. 2009, AT 5:23 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4731109   8100

090857373

You may verify this certificate online
at corp.delaware.gov/authver.shtml

AUTHENTICATION: 7528376

DATE: 09-15-09

CERTIFICATE OF INCORPORATION
OF
LIBERTY PLUGINS, INC.

ARTICLE I
NAME

The name of the corporation (hereinafter referred to as the "Corporation") is:

Liberty PlugIns, Inc.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at that address is National Registered Agents, Inc.

ARTICLE III
PURPOSE

The purpose of this Corporation is to engage in any lawful act, activity, or business for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV
CAPITAL STOCK

The aggregate number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 150,000,000 non-assessable shares, of which 100,000,000 shares shall be designated as common stock with a par value of $0.0001 per share (the "Common Stock"), and 50,000,000 shares shall be designated as preferred stock with a par value of $0.0001 (the "Preferred Stock"). The Preferred Stock may be issued from time to time in series, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, qualification, limitations or restrictions thereof as shall be stated and expressed in the resolution of resolutions providing for the issuance of such Preferred Stock and adopted by the Board of Directors pursuant to the authority granted herein.

ARTICLE V
BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed by and under the direction of the board of directors of the Corporation ("Board of Directors"), and the directors need not be elected by written ballot unless required by the bylaws of the Corporation ("Bylaws"). The number of

15673647 1

directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. In furtherance of, and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend, alter, and repeal Bylaws of the Corporation.

Upon the filing of this Certificate of Incorporation, the powers of the sole incorporator shall terminate. The name and mailing address of the persons who shall serve as the directors of this Corporation until the first annual meeting of the stockholders of the Corporation, or until their respective successor is elected and qualified, are:

Name	Address
Chris Outwater	1482 East Valley Road Suite 329 Santa Barbara, CA 93108
Mary Ellen Outwater	1482 East Valley Road Suite 329 Santa Barbara, CA 93108

ARTICLE VI
AMENDMENT

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereinafter prescribed by the laws of the State of Delaware. All rights, powers, privileges, and discretionary authority granted or conferred herein upon the stockholders or directors of the Corporation are granted or conferred subject to this reservation.

ARTICLE VII
INDEMNIFICATION AND LIMITATION OF LIABLITY

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duties as director of the Corporation, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts and omissions not in good faith or which involves intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or any successor thereto, or (iv) for any transaction from which the director derives an improper personal benefit. If the Delaware General Corporation Law is amended after the filing of this Certificate of Incorporation of which this Article X is a part to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

The Corporation shall indemnify to the full extent permitted by law any person who is made, or threatened to be made, a party to any action, suit, or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that he or she is or was a director or officer of the Corporation or serves or served as an director or officer of any other enterprises at the request of the Corporation.

Any repeal or modification of the foregoing paragraphs of this Article X by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII
MEETINGS

Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

ARTICLE IX
INCORPORATOR

The name and mailing address of the sole incorporator is Robert B. Macaulay, c/o Carlton, Fields, P.A., 100 SE Second Street, Suite 4000, Miami, Florida 33131.

The undersigned incorporator hereby acknowledges that the foregoing certificate is his act and deed and that the facts herein are true.

Dated: September 15, 2009.



Robert B. Macaulay
Incorporator